[redacted]

SE 09042245 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	12.00

SEC Mail Processing Section

NOV 23 2009

Washington, DC 110

SEC FILE NUMBER
8- 35184

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. Tepper (212) 755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey M. Tepper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/1/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
- (o) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

CONTENTS

September 30, 2009

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-4

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006
50 Years
Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

This statement of financial condition is intended solely for the information and use of the board of directors, stockholder, and management of Scott-Macon Securities, Inc. and Scott-Macon, Ltd. and the filing with the National Association of Securities Dealers, Inc. and should not be used for any other purposes.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 12, 2009

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

Assets		
Cash	$	79,965
Other assets		5,277
Total assets	$	85,242
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	8,550
Stockholder's equity		
Capital stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		14,999
Retained earnings		61,692
Total stockholder's equity		76,692
Total liabilities and stockholder's equity	$	85,242

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly owned subsidiary of Scott-Macon, Ltd. (the "Parent"). The Company became a registered broker-dealer during January 1986. The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of is business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement.

The Corporation has elected to defer the application of FASB ASC 740-10 which is effective for annual financial statements beginning after December 15, 2008. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. The Company's policy is to account for contingent income tax liabilities in accordance with FASB ASC 450-10 based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual future liabilities. As of September 30, 2009, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

2. Transactions With Parent Company

The financial statement is not necessarily indicative of the conditions that would have existed, had the Company been an unaffiliated company.

The Company reimbursed its Parent for shared administrative expenses including rent, utilities, etc. in the amount of $128,766.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the

aggregate indebtedness is $8,550 as of September 30, 2009, the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $71,415 as of September 30, 2009. The Company's ratio of aggregate indebtedness to net capital was .120 to 1 as of September 30, 2009.

4. Subsequent Events

The Company has evaluated its subsequent events through November 12, 2009, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.

SCOTT-MACON SECURITIES, INC.

FINANCIAL STATEMENT

September 30, 2009

AND
INDEPENDENT AUDITORS' REPORT